UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission file number 000-26076

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN
(Full title of Plan)

SINCLAIR BROADCAST GROUP, INC.
10706 BEAVER DAM ROAD
HUNT VALLEY, MD 21030

(Name of issuer of the securities held pursuant to the Plan
and address of its principal executive office)

SINCLAIR BROADCAST GROUP, INC.
401(K) PROFIT SHARING PLAN

(Former title of Plan if changed from last report)

SINCLAIR BROADCAST GROUP, INC.

401(K) RETIREMENT SAVINGS PLAN

(FORMERLY SINCLAIR BROADCAST GROUP, INC.401(K)

PROFIT SHARING PLAN)

Audited Financial Statements and Supplemental Schedule

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

(Formerly Sinclair Broadcast Group, Inc. 401 (k) Profit Sharing Plan)

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements and Schedule

Supplemental Schedule

Schedule of Assets Held (At End of Year)

Report of Independent Auditors

Administrative Committee

Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (Formerly Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan)

We have audited the accompanying statements of net assets available for benefits of the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (formerly Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Baltimore, Maryland
June 13, 2003

Sinclair Broadcast Group, Inc.401(k) Retirement Savings Plan (Formerly

Sinclair Broadcast Group, Inc. 401 (k) Profit Sharing Plan)

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments	$45,510,083	$50,530,807

Receivables:
Employer contributions	1,559,184	1,481,183
Net assets available for benefits	$47,069,267	$52,011,990

See accompanying notes.

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan (Formerly Sinclair Broadcast Group, Inc.

401 (k) Profit Sharing Plan)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Investment income (loss):
Interest and dividends	$795,383
Net realized and unrealized depreciation in aggregate fair value of investments	(6,626,742)
Net investment loss	(5,831,359)

Contributions:
Employee	5,956,458
Employer	1,559,184
Rollover	132,716
Total contributions	7,648,358
Total additions	1,816,999

Deductions
Benefit payments	6,746,984
Administrative expenses	12,738
Total deductions	6,759,722

Net decrease	(4,942,723)

Net assets available for benefits:
Beginning of year	52,011,990
End of year	$47,069,267

See accompanying notes.

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan (Formerly Sinclair Broadcast Group, Inc.

401 (k) Profit Sharing Plan)

Notes to Financial Statements

December 31, 2002

1.              Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses are borne by Sinclair Broadcast Group, Inc. (the Company).

Investment Valuation and Income Recognition

Except for the investment contracts, the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan’s (Plan) (see Note 2) investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The fair value of the participation units owned by the Plan in the pooled separate accounts are based on quoted redemption values on the last business day of the plan year as determined by Massachusetts Mutual Life Insurance Company. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. Under certain conditions, participants may receive less than the contract value of their accounts invested in the investment contracts, as determined by Massachusetts Mutual Life Insurance Company. At December 31, 2002, there are no reserves against contract values for credit risk of contract issuers or otherwise.  The fair value of the investment contracts at December 31, 2002 was $2,870,992.  The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and was 4% at December 31, 2002.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefit payments are recorded when paid.

2.              Plan Description

General

The Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan, (formerly the Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan) was adopted on January 1, 1988. The Plan was amended and restated effective January 1, 2002  pursuant to a Massachusetts Mutual Life Insurance Company Nonstandardized 401(k) Profit Sharing Plan Prototype Plan Document (MassMutual Plan). In connection with the adoption of the MassMutual Plan on December 15, 2002, the Plan changed its name from Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan to the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan. Also, in connection with this change, as of December 15, 2002, and effective through December 31, 2002, the investments in mutual funds of the Plan were transferred to MassMutual Life Insurance Company (custodian) from its former trustee, Legg Mason Trust, fsb. The investment in the Sinclair Broadcast Group, Inc. Common Stock, which was held by Wells Fargo Institutional Trust & Custody, and was invested with Legg Mason Wood Walker Incorporated (Legg Mason), Putnam investments and Van Kampen investments, was transferred to Investors Bank & Trust Company. The change in custodians and trustees had no material impact on the Plan’s assets during the year ended December 31, 2002.  The Plan is a participatory defined contribution plan covering substantially all employees of the Company. An employee is eligible to participate in the Plan upon attaining 21 years of age and having completed one year of service with at least 1,000 hours worked. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Contributions

Effective January 1, 2002, employees contribute to the Plan through payroll deductions, up to a maximum of 98% of their base pay. Prior to that date, employees could contribute up to 23% of their base pay. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and their pro rata share of earnings or losses on invested assets of the trust funds. The Company’s matching contribution for all participating employees is discretionary and during 2002 was equal to 50% of the employees’ contributions up to a maximum of 4% of their base pay. Participants must be employed at the end of the Plan year in order to receive Company matching contributions regardless of the service credited in the year of termination. Contributions to the Plan are invested in the available investment options in accordance with the participant’s election. A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions to the Plan reduced by any outstanding loan balances, but unless the member is fully vested, as defined, they must forfeit the current value of the employer’s contribution to their account. In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the employer. Participants are fully vested in their contribution to the Plan and related earnings. Under the provisions of the Plan, eligible employees become 20% vested in all other amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service, and 100% vested after six years of service.

Unallocated forfeitures relating to the Plan approximated $257,000 and $96,000 as of December 31, 2002 and 2001, respectively. Additionally, at December 31, 2002, the Plan had employee contributions of approximately $219,000 that had not yet been allocated to participants’ accounts.

The December 31, 2002 and 2001 employer contributions include a receivable that was funded subsequent to the Plan’s year-end with the Company’s common stock. The Company may also make additional discretionary profit sharing contributions each year. There were no additional discretionary contributions during 2002.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options. Employer contributions are invested in Sinclair Broadcast Group, Inc. common stock, but may be redirected by participants to other fund options immediately.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime, (b) the purchase of a life annuity, (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution, or (d) a lump sum distribution. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Participant Loans

Participants have the option to borrow from the vested portion of their account. The maximum loan permitted is the lesser of (1) $50,000 or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing. Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3.              Investments

During 2002, the Plan’s investments, (including investments purchased, sold, as well as held during the year) depreciated in aggregate fair value by $6,626,742 as follows:

Net realized and unrealized (depreciation) appreciation in aggregate fair value:
Mutual funds	$(6,839,683)
Pooled separate accounts	(541,186)
Sinclair Broadcast Group, Inc. Common Stock	754,127
$(6,626,742)

The following presents individual investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001:

	2002	2001
MassMutual Core Bond (Babson)	$3,897,836	$—
MassMutual Focused Value (Harris Assoc.)	8,459,529	—
MassMutual Fundamental Value (Wellington)	3,403,202	—
MassMutual Growth Equity (MFS)	4,223,614	—
MassMutual Large Cap Value (Davis)	9,148,891	—
MassMutual Overseas (AM Century/Harris)	4,150,058	—
SF Guaranteed Interest Fund	2,870,992	—
Sinclair Broadcast Group, Inc. Common Stock	4,433,729	3,223,490
Legg Mason American Leading Companies Trust	—	4,293,414
Legg Mason Special Investment Trust	—	8,972,385
Legg Mason Value Trust	—	11,912,220
Putnam International Growth Fund	—	5,214,534
Van Kampen Emerging Growth Fund	—	6,394,022

4.              Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 26, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the plan has been amended since March 26, 1996, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5.              Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2002	2001

Net assets available for benefits per the financial statements	$47,069,267	$52,011,990
Less employer contribution receivable	(1,559,184)	(1,481,183)
Net assets available for benefits per Form 5500	$45,510,083	$50,530,807

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2002:

Employer contributions per financial statements	$1,559,184
Less employer contribution receivable at end of year	(1,559,184)
Add employer contribution receivable at beginning of year	1,481,183
Employer contributions per Form 5500	$1,481,183

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a cash basis.

Supplemental Schedule

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan (Formerly Sinclair Broadcast Group, Inc.

401 (k) Profit Sharing Plan)

EIN: 52-1494660 Plan # 001

Schedule of Assets (Held At End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

Guaranteed Investment Contract:
*SF Guaranteed Interest Fund	286,605 shares		$2,870,992

Pooled Separate Accounts:
Discovery (Oppenheimer)	29 shares		2,855
DLB Small Company Opportunities (Babson)	16 shares		2,979
Global (Oppenheimer)	49 shares		5,131
JCC Balanced (Janus)	56 shares		4,796
*MassMutual Aggressive Growth (Janus)	75 shares		2,852
*MassMutual Core Bond (Babson)	30,799 shares		3,897,836
*MassMutual Focused Value (Harris Assoc.)	68,167 shares		8,459,529
*MassMutual Fundamental Value (Wellington)	43,447 shares		3,403,202
*MassMutual Growth Equity (MFS)	64,694 shares		4,223,614
*MassMutual Large Cap Value (Davis)	125,133 shares		9,148,891
*MassMutual Mid Cap Growth II (TRP)	5,129 shares		416,497
*MassMutual Overseas (AM Century/Harris)	56,496 shares		4,150,058
*MassMutual Small Cap Growth (W&R/Wellington)	560 shares		50,856
*MassMutual Small Company Growth (Mazama/Allied)	41 shares		2,838
*MassMutual Small Company Value (Clover/TRP)	76 shares		6,612
*MassMutual Value Equity (Fidelity)	4,919 shares		381,411
Strategic Income (Oppenheimer)	19,242 shares		2,200,800
Total pooled separate accounts			36,360,757

Employer Stock:
*SBGI Common Stock	522,998 shares		4,433,729

*Cash and cash equivalents	1%		476,000

*Participant Loans	5.75%-10.50%		1,368,605
Total investments			$45,510,083

* Party in interest

** Historical cost has not been presented, as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.

	By:	/s/ David B. Amy

David B. Amy
Executive Vice President and Chief Financial Officer

Dated: June 30, 2003

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Independent Public Accountants

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley act of 2002, executed by the CEO.

99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley act of 2002, executed by the CFO.